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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                          _________________________
                              AMENDMENT NO. 2 TO
                                 SCHEDULE TO
                                (Rule 14d-100)

       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                  DVI, INC.
        (Name of Subject Company (Issuer) and Filling Person (Issuer))

                9 1/8% Convertible Subordinated Notes due 2002
                        (Title of Class of Securities)

                                     N/A
                    (CUSIP Number of Class of Securities)

                             Steven A. Garfinkel
                                2500 York Road
                         Jamison, Pennsylvania 18929
                                (215) 488-5000

       (Name, Address and Telephone No. of Person Authorized to Receive
           Notices and Communications on Behalf of Filing Persons)

                               with a copy to:
                                John A. Healy
                      Clifford Chance Rogers & Wells LLP
                               200 Park Avenue
                           New York, New York 10166
                                (212) 878-8000
                          _________________________

                          Calculation of Filing Fee
   Transaction Valuation                               Amount of Filing Fee
 ________________________                            _________________________

        $13,750,000                                          $2,750*

* Previously paid.

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]     third-party tender offer subject to Rule 14d-1.
[x]     issuer tender offer subject to Rule 13e-4.
[ ]     going-private transaction subject to Rule 13e-3.
[ ]     amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                        AMENDMENT NO. 2 TO SCHEDULE TO

        DVI, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on June 27, 2001 as amended by Amendment No.1 on July 20, 2001 (the "Schedule TO"). The Schedule TO relates to the offer by the Company to exchange any or all of its outstanding
9 1/8% Convertible Subordinated Notes due 2002 for its newly issued 9 1/8% Convertible Subordinated Notes due 2004, upon the terms and subject to the conditions set forth in the Offering Circular filed as Exhibit 12(a)(1) to the Schedule TO (the "Offering Circular"), the Form of Acceptance filed as Exhibit 12(a)(2) to the Schedule TO and the Note Exchange Agreement filed as Exhibit 12(a)(3) to the Schedule TO.

Schedule TO
-----------

        The Schedule TO is hereby supplemented and/or amended as provided below.

Item 12.  Exhibits.
-------------------

        Item 12 of the Schedule TO is hereby amended to file a revised form of Note Exchange Agreement as Exhibit 12(a)(3).

        (a)(3) Revised Form of Note Exchange Agreement

Offering Circular
-----------------

        Each of the references in the Offering Circular to the Note Exchange Agreement shall be references to the Note Exchange Agreement filed with this Amendment as Exhibit 12(a)(3) and upon acceptance of the Offer each Holder will have accepted the terms of the Note Exchange Agreement filed with this Amendment as Exhibit 12(a)(3).

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                                  SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2001             DVI, INC.

                                    /s/ Michael A. O' Hanlon
                                ----------------------------------------------
                                Name:   Michael A. O'Hanlon
                                Title:  President and Chief Executive Officer


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                                Exhibit Index

        (a)(3)  Revised Form of Note Exchange Agreement